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Exhibit 99.2

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2014 and February 28, 2013, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2014, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2014 in accordance with United States generally accepted accounting principles.

Other matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DragonWave's internal control over financial reporting as of February 28, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated May 14, 2014 expressed an unqualified opinion on DragonWave Inc.'s internal control over financial reporting.

Ottawa, Canada
May 14, 2014

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

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 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
 DragonWave Inc.

        We have audited DragonWave Inc.'s internal control over financial reporting as of February 28, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). DragonWave Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying reports from management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, DragonWave Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2014 based on the COSO criteria.

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DragonWave Inc. as at February 28, 2014 and 2013, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2014 of DragonWave Inc. and our report dated May 14, 2014 expressed an unqualified opinion thereon.

Ottawa, Canada
May 14, 2014

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

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CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 28, 2014	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	4	18,992	22,959
Trade receivables	5	17,408	35,452
Inventory	6	30,416	32,722
Other current assets	7	5,909	6,077
Contingent receivable	3	—	13,843
Deferred tax asset		69	69

		72,794	111,122
Long Term Assets
Property and equipment	8	3,168	7,444
Deferred tax asset		1,536	1,581
Deferred financing cost	11	60	149
Intangible assets	9	1,635	2,771
Goodwill	9	11,927	11,927

		18,326	23,872

Total Assets		91,120	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	29,964	56,962
Debt facility	11	—	15,000
Deferred revenue		984	1,163
Capital lease obligation	3, 13	1,795	3,251
Contingent liabilities	3	—	255

		32,743	76,631
Long Term Liabilities
Debt facility	11	15,000	—
Capital lease obligation	13	—	1,451
Warrant liability	14	1,360	—
Other long term liabilities	12	574	783
Contingent liabilities	3	—	519

		16,934	2,753
Commitments	16
Shareholders' equity
Capital stock	14	198,593	179,429
Contributed surplus	14	7,118	6,047
Deficit	14	(154,505)	(120,197)
Accumulated other comprehensive loss	14	(9,682)	(9,685)

Total Shareholders' equity		41,524	55,594
Non-controlling interests	3	(81)	16

Total Equity		41,443	55,610

Total Liabilities and Equity		91,120	134,994

Shares issued & outstanding	15	58,008,746	38,048,297

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

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CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

		Year Ended
	Note	February 28, 2014	February 28, 2013
REVENUE	21	90,011	123,877
Cost of sales	6	79,348	104,376

Gross profit		10,663	19,501

EXPENSES
Research and development		19,948	34,020
Selling and marketing		13,201	16,088
General and administrative	5	17,087	26,601

		50,236	76,709

Loss before amortization of intangible assets and other items		(39,573)	(57,208)
Amortization of intangible assets	9	(1,900)	(3,748)
Accretion expense		(222)	(124)
Restructuring expense	24	—	(2,085)
Interest expense	11, 20	(1,750)	(1,662)
Impairment of intangible assets	9	—	(13,812)
Warrant issuance expenses	14	(662)	—
Gain on change in estimate	3	2,759	6,958
Gain on contract amendment	3	5,702	—
Gain on purchase of business	3	—	19,397
Fair value adjustment — warrant liability	14	3,235	—
Loss on sale of assets	3	—	(2,827)
Foreign exchange (loss) gain		(1,530)	23

Loss before income taxes		(33,941)	(55,088)

Income tax expense (recovery)	18	398	(81)

Net Loss		(34,339)	(55,007)
Net Loss Attributable to Non-Controlling Interest		97	258

Net Loss applicable to shareholders		(34,242)	(54,749)

Net loss per share
Basic	15	(0.83)	(1.46)
Diluted	15	(0.83)	(1.46)
Weighted Average Shares Outstanding
Basic	15	41,438,383	37,495,818
Diluted	15	41,438,383	37,495,818

See accompanying notes

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts

	Year Ended
	February 28, 2014	February 28, 2013
Net Loss	(34,339)	(55,007)
Foreign currency translation differences for foreign operations	—	(54)

Comprehensive Loss	(34,339)	(55,061)

Total comprehensive loss attributable to:
Shareholders of the Company	(34,242)	(54,776)
Non-controlling interest	(97)	(285)

	(34,339)	(55,061)

See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Year ended
	Note	February 28, 2014	February 28, 2013
Operating Activities
Net Loss		(34,339)	(55,007)
Items not affecting cash
Amortization of property and equipment		4,648	5,862
Amortization of intangible assets		1,900	3,748
Accretion expense		222	124
Bad debt expense		541	126
Royalty amortization		—	(151)
Rental expense	3	—	2,093
Interest expense		720	655
Impairment of intangible assets	3	—	13,812
Gain on change in estimate	3, 16	(2,759)	(6,958)
Gain on purchase of business	3	—	(19,397)
Gain on contract amendment	3	(5,702)	—
Loss on sale of assets (net of cash)	3	—	2,358
Fair value adjustment — warrant liability	14	(3,235)	—
Stock-based compensation		1,278	1,523
Unrealized foreign exchange loss (gain)		294	(140)
Future income tax expense (recovery)		398	(81)
Inventory impairment		1,078	3,443

		(34,957)	(47,990)
Changes in non-cash working capital items	17	11,055	21,971

		(23,902)	(26,019)

Investing Activities
Acquisition of property and equipment		(1,000)	(2,395)
Acquisition of intangible assets		(764)	(1,522)
Acquisition of business		—	(12,730)

		(1,764)	(16,647)

Financing Activities
Capital lease obligation		(1,436)	(1,264)
Debt facility		—	15,000
Warrant liability		6,425	—
Deferred financing cost		(60)	(1,192)
Issuance of common shares net of issuance costs		17,127	145

		22,056	12,689

Effect of foreign exchange on cash and cash equivalents		(357)	138
Net decrease in cash and cash equivalents		(3,967)	(29,839)
Cash and cash equivalents at beginning of period		22,959	52,798

Cash and cash equivalents at end of period		18,992	22,959

Cash paid during the period for interest		1,030	804

Cash paid during the period for taxes		10	6

See accompanying notes

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except common share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$301	$102,065

Stock-based compensation	—	—	$1,487	—	—	—	$1,487
Exercise of stock options	24,047	$108	$(59)	—	—	—	$49
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Issued in connection with business acquisition	2,000,978	$5,180	—	—	—	$0	$5,180
Other	36,083	$119	$13	—	—	—	$132
Other comprehensive loss	—	—	—	—	$(27)	$(27)	$(54)
Net Loss	—	—	—	$(54,749)	—	$(258)	$(55,007)

Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,263)	$(9,682)	$16	$55,547

Stock-based compensation	—	—	$1,278	—	—	—	$1,278
Exercise of stock options	313,914	$595	$(208)	—	—	—	$387
Public offering	11,910,000	$16,671	—	—	—	—	$16,671
Exercise of warrants	7,700,009	$1,830	—	—	—	—	$1,830
Other	36,526	$68	$1	—	—	—	$69
Other comprehensive loss	—	—	—	—			$0
Net Loss	—	—	—	$(34,242)	—	$(97)	$(34,339)

Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

See accompanying notes

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at February 28, 2014 and 2013 and the results of operations, cash flows and changes in equity for the years ended February 28, 2014 and 2013.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are considered financially and operationally integrated, are translated into US dollars (USD) using the following: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income (loss).

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In the prior year, the cumulative foreign currency translation adjustment included under accumulated other comprehensive loss within shareholders' equity on the consolidated balance sheets related to the Company's adoption of USD as the functional and reporting currency which was effective March 1, 2010 and unrealized foreign currency translation gains or losses of our self-sustaining foreign subsidiary which were translated into USD using the current rate method. Under the current rate method, assets and liabilities were translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses were translated at the average exchange rate prevailing during the period.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

        The Company classifies its financial instruments as assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition.

        The Company designated its cash and cash equivalents, contingent receivables and foreign exchange contracts as assets held at fair value which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities, debt facility and lease obligations have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability and contingent liabilities which are measured at fair value, with changes in fair value being recorded in net earnings.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment	4 years
Research and development equipment	5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its property and equipment assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and fair value.

Goodwill and intangible assets

        Intangible assets include computer software, infrastructure systems software, and customer relationships and are amortized over their estimated useful lives of 2 years, 3 years, and 3 years, respectively. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a three-step process which requires

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

management to make judgmental assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the subsequent two steps of the goodwill impairment test. The second step consists of estimating the fair value of our reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the third step of the impairment test is unnecessary. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

Contingent receivables and liabilities

        In the event of an acquisition or other business combination, the Company identifies any contingent receivables and liabilities and recognizes the fair value of those receivables and liabilities based on the discounted expected cash inflows and outflows. Subsequent to the initial recognition and until the receivables and liabilities are settled, cancelled or expire, the Company accretes the instruments using the initial discount rate.

        Subsequently, the Company amortizes the liability and asset into change in estimate based on the forecasted sales over the liability's expected life and reduces the asset based on actual activity. The instruments are assessed for fair value on a quarterly basis.

Stock option plan and employee share purchase plan

        The Company has a stock option plan and an employee share purchase plan which is described in note 14. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares are recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income (loss).

Expenses

        The Company defines general and administrative expenses to be administrative, finance, and operational costs. Selling and marketing expenses are defined as costs related to worldwide sales, marketing and product management. Research and development costs are defined as costs related to research and development related activities.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per share

        Basic income (loss) per share is calculated by dividing net (income) loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income (loss) available to Common shareholders equates to the net income (loss).

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220 – Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the Company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the Company on March 1, 2013. The adoption of this guidance did not have an impact on our consolidated financial statements.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FUTURE ACCOUNTING CHANGES

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of ASU 2013-04 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Prospective application is required. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's Consolidated Financial Statements.

14 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS

Nokia Solutions and Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks, also referred to as NSN, in August 2013 in connection with the acquisition of Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks, was recently renamed Networks and now operates under the Nokia brand, and is referred to herein as "Nokia" or "Nokia's Networks business"), including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l and Nokia dated May 3, 2012. The terms "Nokia" or "Nokia's Networks business" are used interchangeably herein to refer to Nokia Solutions Networks or NSN.

        Consideration paid on closing by DragonWave S.à r.l, a wholly owned subsidiary of the Company, was $12,730 in cash and 2,000,978 common shares with market value of $5,279. The cash payment was made in Euros.

        The fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Tangible Assets
Cash	—
Accounts receivable	—
Inventory	11,378
Lease holiday	2,093
Other current assets	2,564
Capital assets	6,115

Tangible Assets Acquired	22,150
Tangible Liabilities
Accounts payable	—
Accrued liabilities	2,484
Capital lease obligation	4,162

Tangible Liabilities Acquired	6,646

Fair Value of Net Tangible Assets	15,504
Intangible Assets
Customer relationships	1,745
Developed technology	10,800

Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of business	(19,397)

Purchase Price	8,652
Purchase Price
Cash	12,730
Common shares of DragonWave	5,279
Other consideration	1,205
Contingent receivable	(10,562)

8,652

15 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

        The Purchase Price consisted of the following components: a) cash delivered on closing; b) 2,000,978 common shares delivered on closing with a fair value of $5,279 which reflects that Nokia is subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; c) other consideration deferred for specific tangible assets; d) a contingent receivable based on business performance in the twelve months following closing.

        The Company allocated $12,545 to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of three, and six years, respectively. The useful lives of the intangible assets were determined as the period of time over which the assets are anticipated to contribute to the Company's future cash flows. None of the intangible assets are deductible for tax purposes.

        The Company recognized a one-time gain on purchase of business of $19,397 in the year ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The primary reason for the acquisition relates to the strategic position with Nokia which positions DragonWave for future growth as well as the acquisition of a technology suite backed by service and support, and further bolsters the Company's ability to participate in the growth in LTE networks worldwide. Management believes that the Company recognized a gain on the purchase of a business as a result of: a) its existing relationship with NSN (now Nokia's Networks business) which positioned the Company more strategically to the seller than other potential acquirers; b) access to the liquidity necessary to complete the acquisition; and c) the prevailing economic and market environment.

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN (now Nokia) for additional consideration that is contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The fair value represents the discounted, most probable net amount to be received by the Company. During the year ended February 28, 2013 the Company has increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5,416 in the consolidated statement of operations as a result of business performance subsequent to the acquisition date. Due to payments received, foreign exchange translation and accretion of the relative discounts, which represents a net decrease of $2,135, the contingent receivable balance being carried on the balance sheet as at February 28, 2013 is $13,843.

        On April 10, 2013, the Company announced changes to its existing operational framework with NSN (now Nokia). In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to NSN (now Nokia) of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        Under the terms of the renewed framework, on April 12, 2013, NSN (now Nokia) paid $13,843 to the Company which settled the balance of the Company's contingent receivable. NSN (now Nokia) took on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN (now Nokia) has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company. During the year ended February 28, 2014, the Company also reduced a capital lease obligation associated with its operations in India by $417 based on a revised agreement.

16 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

        The Company also recorded a liability included in accounts payable and accrued liabilities, based on management's estimate, for a termination fee of $8,668 to be paid in several tranches. The estimate recorded is subject to measurement uncertainty as to the timing and amount that could have a material impact on the Company's financial statements should actual results differ from management's estimate.

        The net impact of these items resulted in a gain of $5,702 in the consolidated statement of operations in the year ended February 28, 2014.

        During the year ended February 28, 2014, the Company reduced its estimated liability for the termination fee based on a change in estimate. The Company has also reduced an accrued liability that was recorded upon the acquisition of the microwave transport business of NSN (now Nokia) which was based on a change in estimate. The net impact of these items resulted in a gain in change of estimate of $2,970 in the statement of operations in the year ended February 28, 2014.

Disposition of DragonWave Limited

        On January 22, 2013, the Company sold all of its shares of DragonWave Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations. During the year ended February 28, 2014, the Company reduced the contingent liability by $342 based on a change in circumstance which is included in the consolidated statement of operations as a change in estimate. As at February 14, 2014, the Company has extinguished both the discounted liability [2013 – $1,011] and the maximum potential liability [2013 – $1,328].

        Also, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,068 [2013 – $5,271] based on business performance subsequent to the disposition for which the Company has recorded a receivable of $52 [2013 – $583] which represents management's estimate of the amounts to be collected based on the discounted forecasted future cash inflows. A reduction in the receivable of $553 was included in the consolidated statement of operations as a change in estimate.

        The net book value of the assets of DWL was $2,399 at the date of sale and as such the Company had recorded in the previous fiscal year, after consideration of both the discounted liability of $1,011 and the receivable of $583, a net loss on sale of assets in the Consolidated Statements of Operations of $2,827.

17 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at February 28, 2014				as at February 28, 2013
Native Currency	Domestic Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	16,934	1.000	16,934	89.2%	15,890	69.2%
Canadian Dollar	1,084	0.903	979	5.2%	2,671	11.6%
Euro	170	1.381	235	1.2%	3,233	14.1%
Chinese renminbi	1,195	0.163	195	1.0%	339	1.5%
British Pounds	25	1.675	42	0.2%	299	1.3%
Other			608	3.2%	527	2.3%

Total Cash & Cash Equivalents			18,992	100.0%	22,959	100.0%

TOTAL			18,992	100.0%	22,959	100.0%

        As at February 28, 2014, the Company is required to have a minimum of $10,000 held at Comerica Bank [2013 – $7,500].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	February 28, 2014	February 28, 2013
Trade Receivables (gross)	17,936	35,710
Allowance for doubtful accounts	(528)	(258)

Trade Receivables (net)	17,408	35,452

        As at February 28, 2014, one customer exceeded 10% of the total receivable balance. This customer represented 56% of the trade receivables balance [2013 – one customer represented 67% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $541 related to bad debt expense for the year ended February 28, 2014 [2013 – expense of $126].

18 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2014	February 28, 2013
Raw Materials	6,368	10,268
Work in Progress	696	649
Finished Goods	20,748	19,511

Total Production Inventory	27,812	30,428
Inventory held for customer service/warranty	2,604	2,294

Total Inventory	30,416	32,722

        Cost of sales for the year ended February 28, 2014 was $79,348 [2013 – $104,376], which included $74,327 [2013 – $99,856] of costs associated with inventory. The remaining costs of $5,021 [2013 – $4,520] related principally to freight, warranty and other direct costs of sales.

        For the year ended February 28, 2014, the Company recognized an impairment loss on inventory of $1,078 [2013 – $3,443].

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the year ended February 28, 2014 was overhead allocations of $3,283 [2013 – $3,819]. Included in inventory at February 28, 2014 was overhead allocations of $1,400 [2013 – $1,394].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 28, 2014	February 28, 2013
Deposits on inventory	3,142	2,604
Prepaid expenses	1,759	1,410
VAT receivable (net)	614	720
Deferred financing costs	176	596
Other & miscellaneous receivables	218	747

Total other current assets	5,909	6,077

19 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

8. PROPERTY AND EQUIPMENT

	February 28, 2014			February 28, 2013
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	18,966	17,036	1,930	5,915
Research and development equipment	2,260	1,976	284	148
Computer hardware	3,137	2,870	267	669
Production fixtures	1,458	1,213	245	208
Leasehold improvements	960	821	139	200
Furniture and fixtures	832	664	168	72
Communication equipment	282	268	14	46
Other	369	248	121	186

Total	28,264	25,096	3,168	7,444

        Depreciation expenses relating to the above property and equipment of $3,573, $67, $1,008 were included in research and development ("R&D"), selling and marketing ("S&M") and general and administrative ("G&A") expenses respectively for the year ended February 28, 2014 [2013: R&D – $4,616; S&M – $121; G&A – $1,125]. Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	February 28, 2014				February 28, 2013
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	1,745	1,544	201	—	1,745	946	201	598
Developed Technology	10,800	1,206	9,594	—	10,800	1,206	9,594	—
Infrastructure Systems Software	2,370	1,212	—	1,158	2,008	535	—	1,473
Computer Software	3,922	3,445	—	477	3,564	2,864	—	700

Total Intangible Assets	18,837	7,407	9,795	1,635	18,117	5,551	9,795	2,771

        For the year ended February 28, 2014, the Company recognized amortization of intangible assets of $1,900 [2013 – $3,748]. The Company estimates that it will recognize $1,443 and $192 respectively for the next two succeeding years.

        During the year ended February 28, 2013, the Company performed analyses of its intangible assets in order to determine whether the carrying value of those assets exceeded the estimated undiscounted future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, the Company determined that the carrying value of its Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company recorded an impairment charge related to intangible assets of $13,812 during the year ended February 28, 2013. During the year ended February 28, 2013, the Company sold intangible assets with a cost base of $14,525 and a net book value, after impairments and amortization, of nil.

        The goodwill impairment test is a three-step process which requires the Company to make assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Because the Company impaired some intangible

20 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

assets with finite lives, the Company believed there were qualitative factors in-place that would suggest that the two-step goodwill impairment test would need to be performed. The second step consisted of calculating the fair value of our reporting unit. The Company used both a market based approach and an estimate of discounted future cash flows.

        In applying the market based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions.

        In applying the discounted cash flow methodology, the Company relies on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Management estimates are based upon assumptions we believe to be reasonable, but which, by nature, are uncertain and unpredictable.

        The annual goodwill impairment analysis for fiscal 2014, performed as at August 31, 2013, did not result in any impairment loss.

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2014	February 28, 2013
Trade payables	12,684	36,915
Accrued liabilities	14,537	16,845
Payroll related accruals	1,769	2,629
Warranty accrual	506	573
Income taxes payable	468	—

Total Accounts Payable and Accrued Liabilities	29,964	56,962

        Warranty accrual:

        Within accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

21 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty liability for the respective periods:

	Year ended
	February 28, 2014	February 28, 2013
Balance at the beginning of the period	825	1,441
Accruals	750	1,066
Utilization	(956)	(975)
Changes in estimates	—	(707)

Ending Balance	619	825
Short term Portion	506	573
Long term Portion	113	252

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2014, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 28, 2014, the Company had drawn $15,000 on the facility [2013 – $15,000].

        The credit facility was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The new terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year ended February 28, 2014 the weighted average debt outstanding was $15,000 [2013 – $15,000] and the Company recognized $1,016 in interest expense related to the debt facility [2013 – $1,083] and expensed $622 in deferred financing cost [2013 – $447].

        As at February 28, 2014 and during previous quarters during the fiscal year, the Company was in breach of one of the covenants then in place on the facility. However, the Company obtained a waiver of the breach from its lenders for a period through May 31, 2014 which eliminated any acceleration of repayment of the Company's obligation.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 28, 2014	February 28, 2013
Warranty accrual	113	252
Deferred Revenue	461	531

Total Other Long Term Liabilities	574	783

22 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. CAPITAL LEASES

        As at February 28, 2014 the Company has capital assets classified as Test Equipment with a cost value of $4,847 under capital lease [2013 – $6,115]. As at February 28, 2014 these assets had accumulated amortization of $4,347 [2013 – $2,874] and a net book value of $500 [2013 – $3,241]. The amortization of these assets are included in the Company's depreciation expense and totaled $2,113 for the year ended February 28, 2014 [2013 – $2,874]

        Associated with the capital lease is interest expense of $98 [2013 – 208] and accretion expense of $222 [2013 – 124] included in Interest expense for the year ended February 28, 2014.

14. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion of its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. The earn-out phase of the acquisition of Axerra Networks Inc. was completed on February 13, 2012, and the amount was determined to be $1,884. Issuance costs were $42.

        On June 1, 2012, as part of the acquisition of the microwave transport business of NSN (now Nokia), the Company issued 2,000,978 common shares of DragonWave, valued at $3.21 CAD per common share based on a 5 day volume weighted average price. A discount of $1,144 and issuance costs of $98 were included in the final amount in shareholders' equity.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 5,800,875 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

23 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Year ended February 28, 2014		Year ended February 28, 2013
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	2,529,088	4.89	2,396,079	$5.90
Granted	1,649,550	1.86	711,500	$2.82
Exercised	(313,914)	1.35	(24,047)	$2.06
Forfeited	(691,403)	4.70	(554,444)	$6.72

Closing Balance	3,173,321	$3.71	2,529,088	$4.89

        The following are the weighted average values used in determining the fair value of options granted in 2014 and 2013:

	Year ended
	February 28, 2014	February 28, 2013
Volatility	77.9%	71.5%
Risk Free Rate	1.33%	1.10%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 1,649,550 options granted during the year ended February 28, 2014 were determined to have a fair value of $1,714 [2013, 711,500 – $1,074].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2014:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$1.21	$1.44	528,600	4.72	$1.21	—	—	$0.00
$1.45	$2.07	418,950	4.60	$2.05	1,500	0.08	$1.94
$2.08	$2.16	108,000	3.75	$2.08	33,726	3.75	$2.08
$2.17	$2.49	652,250	4.19	$2.24	—	—	$0.00
$2.50	$3.16	507,070	3.40	$2.93	190,443	3.36	$2.94
$3.17	$6.24	307,436	1.32	$5.76	276,738	1.27	$5.79
$6.25	$6.66	33,500	0.44	$6.44	33,370	0.44	$6.44
$6.67	$7.00	369,715	2.20	$6.77	253,686	2.20	$6.77
$7.01	$13.33	247,800	1.07	$10.52	237,850	1.06	$10.60

		3,173,321	3.40	$3.71	1,027,313	$1.89	$6.51

        The Company has recognized $1,292 for the year ended February 28, 2014 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2013 – $1,523]. Stock-based

24 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

compensation of $505, $249, $538 was included in R&D, S&M and G&A expenses respectively for the year ended February 28, 2014 [2013 – $597, $282, $644].

        As at February 28, 2013, compensation costs not yet recognized relating to stock option awards outstanding is $2,509 [2013 – $2,566] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2014 is $194 [2013 – $24].

        There was no intrinsic value associated with fully vested options at February 28, 2014 [2013 – $366].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2014 a total of 29,221 common shares were purchased by employees at fair market value, while the Company issued 7,305 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the year ended February 28, 2014 was $23 [2013 – $48]. The fair value of the unearned ESPP shares as at February 28, 2014 was $13 [2013 – $23]. The number of shares held for release, and still restricted under the plan at February 28, 2014 was 7,305 [2013 – 7,760].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As a result of the offering, the Company issued warrants totaling 8,932,500. A clause exists in the form of warrant that states that in the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. Therefore, the Company, as per ASC 815-40 "Derivatives and Hedging – Contracts in Entity's own Equity", recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in the fair value of the warrants are included as a component of Fair value adjustment – warrant liability in the consolidated statement of operations. As at February 28, 2014, 3,171,000 warrants were outstanding and the liability for warrants was decreased to $1,360. In the year ended February 28, 2014 the Company increased its common stock value by $1,830 which represented the value of the 5,761,500 warrants exercised cash-less and realized a gain in the amount of $3,235 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability. Subsequent February 28, 2014, 200,000 warrants were exercised resulting in an issuance of 199,388 of the Company's common shares.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

15. NET LOSS PER SHARE

        The following table illustrates the dilutive impact on net loss per share including the effect of outstanding options and warrants:

	Year Ended
	February 28, 2014	February 28, 2013
Basic Net loss per share
Net loss applicable to shareholders	(34,242)	(54,749)
Weighted average number of shares outstanding	41,438,383	37,495,818

Net Loss per share	$(0.83)	$(1.46)

Diluted Net Loss per share
Net Loss	(34,242)	(54,749)
Weighted average number of shares outstanding	41,438,383	37,495,818
Dilutive effect of warrants	—	—
Dilutive effect of stock options	—	—

Adjusted weighted average number of shares outstanding	41,438,383	37,495,818

Net Loss per share	$(0.83)	$(1.46)

        As at February 28, 2014, 3,173,321 options, and 3,202,562 warrants were excluded from the diluted loss per share calculation as they were anti-dilutive.

16. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 28, 2014 per fiscal year are as follows:

2015	$1,689
2016	$1,272
2017	$915
Thereafter	—

$3,876

        On January 21, 2014, the Company subleased a portion of its Kanata office space and as such has recorded, during the year ended February 28, 2014, net rent expense of $84 representing the present value of the Company's estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

Royalty Commitments

        Under the research and development agreements of DragonWave Networks Ltd., a former subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel. DragonWave was required to pay royalties at the rate of 3% – 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

16. COMMITMENTS (Continued)

        During the prior fiscal year the Company adjusted the contingent royalty liability based on a change in estimate and recognized a gain of $1,542 in the consolidated statement of operations. As at February 28, 2013, the Company no longer had any liability with regards to the OCS as a result of the Disposition of DragonWave Limited, see Note 3.

17. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended
	February 28, 2014	February 28, 2013
Changes in non-cash working capital balances:
Restricted cash	—	177
Trade receivables	17,503	(25,737)
Inventory	1,228	2,571
Other current assets	(305)	469
Contingent receivable	13,843	2,135
Accounts payable and accrued liabilities	(20,603)	42,079
Deferred revenue	(179)	557
Contingent liabilities	(432)	—
Other long term liabilities	—	(280)

	11,055	21,971

18. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2014	February 28, 2013
Canada	(22,021)	(46,656)
Luxembourg	(12,989)	(15,367)
United States	149	(38,815)
Other	919	45,750

	(33,941)	(55,088)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        Income tax expense (recovery) consists of the following:

	2014	2013
Current
Canada	22	59
Foreign	338	133

Total	360	192

Deferred
Canada	—	—
Foreign	38	(273)

Total	38	(273)

Income tax expense (recovery)	398	(81)

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2014	2013
Income (loss) before income taxes	(33,941)	(55,088)
Statutory income tax rate	26.50%	26.50%
Expected income tax expense	(8,994)	(14,598)
Foreign tax rate differences	3,235	(1,036)
Non-deductible expenses and non-taxable income	(577)	2,498
Change in valuation allowances	8,307	16,132
Change in enacted tax rates	—	(3,312)
Expiry of unrecognized tax credits	1,079	—
Research and development tax credits	(959)	(2,039)
Prior year adjustments	(1,669)	2,545
Other	(24)	(271)

	398	(81)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2014	2013
SR&ED expenditures	7,595	6,649
Research and development tax credits	13,980	13,021
Income tax loss carry forwards	27,785	23,320
Income and expense reserves	122	457
Book and tax differences on assets	602	325
Share issue expenses	102	412
Capital loss	19,015	15,676
Ontario Harmonization tax credit	—	1,079

Gross future tax assets	69,201	60,939
Valuation allowance	(67,596)	(59,289)

Net deferred tax assets	1,605	1,650

        As at February 28, 2014, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $89,914, United States – $8,271, Luxembourg – $54,469. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in Fiscal 2029 until Fiscal 2032. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between 2022 and 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc. by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $521.

        As at February 28, 2014, the Company had $15,586, of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,550, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As of February 28, 2014, the Company has not recorded any liabilities associated with unrecognized tax benefits.

        The Company remains subject to examination by tax authorities in Canada for tax years 2006 to 2013 and in the United States for tax years 2010 to 2013.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as the Company has determined that any income or withholding taxes on repatriation would not be significant.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

19. RELATED PARTY TRANSACTIONS

        The Company purchased repair services from a network repair company which has a member who serves on both companies' Board of Directors. During the year ended February 28, 2014, the Company paid $73, relating to the purchase of services from this repair facility.

        The Company leases premises from a real estate company controlled by a former member of the Board of Directors. The real estate company ceased to be a related party on June 12, 2012. During the year ended February 28, 2013, the Company paid $1,811, relating to the rent, operating costs, and leasehold improvements associated with this real estate.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

20. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2014	February 28, 2013
Assets held at fair value (1)	19,011	36,802
Loans and receivables (2)	21,363	37,519
Other financial liabilities (3)	45,838	74,435
Liabilities held at fair value (4)	1,360	255

(1)
Includes cash, cash equivalents, contingent receivables and forward exchange contracts of $19

(2)
Includes trade receivables, deposits on inventory, vat receivable, and other & miscellaneous receivables

(3)
Includes accounts payable, accrued liabilities, debt facility, and lease obligations

(4)
Includes warrant liability and contingent liabilities

Fair value

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value:

        Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

        The Company's foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data source. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement;

        The Company's contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts;

        The warrant liability is classified as Level 3. The Company used a Monte-Carlo Simulation model to estimate the fair value of the warrants. Significant assumptions used at February 28, 2014 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure;

        As at February 28, 2014, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        As at February 28, 2013, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Contingent receivable	—	13,843	13,843
Financial Liabilities
Contingent liabilities	—	255	255

        A reconciliation of the warrant liability measured at fair value with the use of significant unobservable inputs (Level 3) for the year ended February 28, 2014 follows:

	Year ended February 28, 2014
	Warrants	$
Balance at March 1, 2013	—	—
Issuance of warrants	8,932,500	6,425
Fair value adjustment – warrant liability	—	(3,235)
Exercise of warrants	(5,761,500)	(1,830)

Balance at February 28, 2014	3,171,000	1,360

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense,

31 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

excluding deferring financing costs, recognized during the year ended February 28, 2014 was $1,128 on the Company's cash, cash equivalents, and debt facility [2013 – Expense of $1,215].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and restricted cash in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts mature in March 2014 and have a notional value of $1,242. During the year ended February 28, 2014, the Company recorded approximately $19 of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 28, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $135 for the year ended February 28, 2014 [2013 – increase of $42], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 28, 2014.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2014, the Company had cash and cash equivalents totaling $18,992 [2013 – $22,959]. Based on current revenue expectations, the continuing availability of credit facilities, and other options available, the Company believes that its liquidity risk is manageable.

21. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. SEGMENTED INFORMATION (Continued)

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	For the Year Ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Canada	1,785	11%	3,393	15%
United States	11,927	71%	11,928	53%
Malaysia	571	3%	847	4%
Luxembourg	1,381	8%	5,517	25%
Other	1,066	7%	457	3%

Total	16,730	100%	22,142	100%

        The following table presents total revenues by geographic location:

	For the year ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Canada	5,288	6%	6,402	5%
North America (excluding Canada)	19,035	21%	29,225	24%
Europe, Middle East, and Africa (excluding Finland)	11,330	13%	7,525	6%
Finland	38,140	42%	58,121	47%
India	9,093	10%	15,018	12%
Other	7,125	8%	7,586	6%

Total Revenue	90,011	100%	123,877	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented revenue is comprised of:

	For the year ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Product Sales	84,960	94%	119,080	96%
Services	5,051	6%	4,797	4%

Total Revenue	90,011	100%	123,877	100%

22. ECONOMIC DEPENDENCE

        The Company was dependent on one key customer with respect to revenue in the year ended February 28, 2014. This customer represented approximately 59% of sales for the year ended February 28, 2014 [2013 – 63%].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

23. EXPENSES

        Included in general and administrative expenses is $528 related to premises rental expense for the year ended February 28, 2014 [2013 – $625]. Total rental expense for the year ended February 28, 2014 was $2,602 [2013 – $4,715].

24. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the year ended February 28, 2014, the Company had no restructuring activities. During the year ended February 28, 2013, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of the microwave transport business of NSN (now Nokia). One of these changes aimed at reducing its operating expenses in order to better align it with its revenues. Restructuring charges of $2,085 related to severance costs were recognized during the year ended February 28, 2013.

        As at February 28, 2013 the Company had a liability of $488 related to restructuring activities. As at February 28, 2014 the Company has no remaining liability.

25. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

26. SUBSEQUENT EVENTS

        Subsequent to February 28, 2014, the non-controlling interest which owns a portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited, contributed $167 in capital contribution. The Company had contributed its portion during the year ended February 28, 2014.

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QuickLinks

  Exhibit 99.2
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except common share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts